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Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges

	For the year ended December 31,
	1999		2000		2001		2002		2003
Loss before allocation to minority interests	$(8,900)		$(14,126)		$(12,760)		$(47,257)		$(43,555)
Fixed charges
Interest expense	7,634		14,279		14,972		43,887		58,018
Amortization of debt issue costs	700		1,212		1,896		4,129		3,213
Interest factor included in rental expense(1)	141		143		208		148		572

Total fixed charges	8,475		15,634		17,076		48,164		61,803

Loss before allocation to minority interests and fixed charges	(425)		1,508		4,316		907		18,248
Total fixed charges	$8,475		$15,634		$17,076		$48,164		$61,803
Ratio of earnings to combined fixed charges(2)	(0.05)	x	0.10	x	0.25	x	0.02	x	0.30	x
Deficiency in achieving a 1:1 coverage ratio	$8,900		$14,126		$12,760		$47,257		$43,555

(1)
Represents one-third of rental expense for the period presented which we believe is a reasonable approximation of the interest factor included in rental expense.

(2)
Calculated as loss before allocation to minority interest plus fixed charges divided by total fixed charges.

III-5

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  Exhibit 12.1
Ratio of Earnings to Combined Fixed Charges